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                                    FILED BY: TMP WORLDWIDE INC. PURSUANT TO
                                    RULE 425 UNDER THE SECURITIES ACT OF 1933,
                                    AS AMENDED, AND DEEMED FILED PURSUANT TO
                                    RULE 14a-12 UNDER THE SECURITIES EXCHANGE
                                    ACT OF 1934, AS AMENDED.


                                    SUBJECT COMPANY: HOTJOBS.COM, LTD.
                                    COMMISSION FILE NO: 0-26891

                                [TMP Letterhead]

VIA FACSIMILE AND HAND DELIVERY
-------------------------------

December 27, 2001

HotJobs.com, Ltd.
406 West 31st Street
New York, NY  10001
Attn.:   Dimitri Boylan
         Chief Executive Officer
         Julie Shermak
         General Counsel

Ladies and Gentlemen:

         Reference is made to your letter dated December 24, 2001. We believe that our original offer represented fair value for HotJobs.com and we remain committed to fulfilling the terms of the Agreement and Plan of Merger, dated June 29, 2001, among TMP Worldwide Inc., TMP Tower Corp. and HotJobs.com, Ltd. (the "Merger Agreement").

         As requested, however, our wiring instructions are as follows:

                                            Fifth Third Bank
                                            38 Fountain Square Plaza
                                            Cincinnati, OH 45263
                                            ABA Number - 042000314
                                            Account Number - 99939084
                                            Account Name - TMP Worldwide Inc.

         In addition, as requested, attached is documentation evidencing fees and expenses in excess of $2 million which we incurred in connection with the Merger Agreement.

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                                           Very truly yours,

                                           TMP Worldwide Inc.


                                           By: /s/Evan Kornrich
                                               -------------------------
                                               Evan Kornrich
                                               Director of Litigation and Labor

cc:      Mitchell Presser

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TMP HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) A REGISTRATION STATEMENT ON FORM S-4, CONTAINING A PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION. THE INFORMATION IN THESE PRELIMINARY FILINGS IS NOT COMPLETE AND MAY BE CHANGED. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE STOCKHOLDERS OF HOTJOBS SEEKING THEIR APPROVAL OF THE MERGER. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMP, HOTJOBS AND THE PROPOSED TRANSACTION. IN ADDITION, YOU MAY OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS FILED WITH THE SEC BY TMP FREE OF CHARGE BY DIRECTING A REQUEST TO INVESTOR RELATIONS, TMP WORLDWIDE INC., 622 THIRD AVENUE, NEW YORK, NEW YORK 10017 AND YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY HOTJOBS FREE OF CHARGE BY DIRECTING A REQUEST TO KRISTINE PHILLIPS, HOTJOBS.COM, LTD., 406 WEST 31ST STREET, 9TH FLOOR, NEW YORK, NEW YORK 10001.